Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-283474

January 30, 2025

PRICING TERM SHEET

6,000,000

7.625% Series F Cumulative Redeemable Perpetual Preference Shares

(Liquidation Preference $25.00 per Share)

January 30, 2025

Issuer:	Triton International Limited

Ratings*:	S&P: BB+ (Stable), Fitch: BB (Stable)

Securities Offered:	7.625% Series F Cumulative Redeemable Perpetual Preference Shares (the “Series F Preference Shares”)

Number of Shares:	6,000,000 shares

Public Offering Price:	$25.00 per share; $150,000,000 total

Underwriting Discounts:	$0.7875 per share for retail orders; $3,580,605 total $0.50 per share for institutional orders; $726,600 total

Maturity:	Perpetual (unless redeemed by the Issuer on or after March 15, 2030, or in connection with a Rating Agency Event, a Change of Control or a Change of Control Triggering Event)

Trade Date:	January 30, 2025

Settlement Date**:	February 6, 2025 (T+5)

Liquidation Preference:	$25.00 per share, plus accumulated and unpaid dividends

Dividend Rate:	7.625% per annum of the $25.00 liquidation preference per share

Dividend Payment Dates:	Quarterly in arrears on March 15, June 15, September 15 and December 15, commencing March 15, 2025

Optional Redemption:	On or after March 15, 2030, the Issuer may, at its option, redeem the Series F Preference Shares, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to, but excluding the date fixed for redemption, whether or not declared.

Optional Redemption upon a Rating Agency Event:	Upon a Rating Agency Event, the Issuer may, at its option, redeem the Series F Preference Shares in whole but not in part, at any time within 120 days after the conclusion of any review or appeal process instituted by us following the occurrence of a Rating Agency Event, or, if no review or appeal process is available or sought with respect to such Rating Agency Event, at any time within 120 days after the occurrence of such Rating Agency Event, at a redemption price in cash equal to $25.50 per share, plus all accumulated and unpaid dividends to, but excluding, the date fixed for redemption, whether or not declared.

Optional Redemption upon a Change of Control:	Upon the occurrence of a Change of Control, the Issuer may, at its option, redeem the Series F Preference Shares, in whole or in part, within 120 days after occurrence of a Change of Control, by paying $25.00 per Series F Preference Share, plus all accumulated and unpaid dividends to, but excluding, the redemption date, whether or not declared.

Optional Redemption upon a Change of Control Triggering Event:	Upon the occurrence of a Change of Control Triggering Event, the Issuer may, at its option, redeem the Series F Preference Shares, in whole or in part, within 120 days after the first date on which such Change of Control Triggering Event occurred, by paying $25.00 per Series F Preference Share, plus all accumulated and unpaid dividends to, but excluding, the redemption date, whether or not declared.

Limited Conversion Right upon a Change of Control Triggering Event:

Upon the occurrence of a Change of Control Triggering Event, each holder of Series F Preference Shares will have the right (unless the Issuer has provided notice of its election to redeem the Series F Preference Shares) to convert some or all of the Series F Preference Shares held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common shares per Series F Preference Share to be converted equal to the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of all accumulated and unpaid dividends to, but excluding, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series F Preference Share dividend payment and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (ii) the Common Share Price subject to certain adjustments and provisions for (x) the payment of any Alternative Conversion Consideration and (y) splits, combinations and dividends in the form of equity issuances.

Notwithstanding the foregoing, the holders of Series F Preference Shares will not have a conversion right upon a Change of Control Triggering Event if the acquiror in the Change of Control or its direct or indirect parent has shares listed or quoted on the NYSE, the NYSE American or Nasdaq or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or Nasdaq.

CUSIP/ISIN:	G9078F164 / BMG9078F1648

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. RBC Capital Markets, LLC UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Brookfield Securities LLC*** Citizens JMP Securities, LLC Fifth Third Securities, Inc.

Listing:	The Issuer intends to file an application to list the Series F Preference Shares on the New York Stock Exchange under the symbol “TRTN PRF”. If the application is approved, trading of the Series F Preference Shares on the New York Stock Exchange is expected to commence within 30 days after their original issue date.

Capitalized terms used and not defined herein have the meanings assigned in the Issuer’s Preliminary Prospectus Supplement, dated January 30, 2025.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

** We expect that delivery of the Series F Preference Shares will be made against payment therefor on or about the settlement date specified in this communication, which will be the fifth business day following the date of pricing of the Series F Preference Shares (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Series F Preference Shares prior to the business day preceding the date of delivery of the Series F Preference Shares will be required, by virtue of the fact that the Series F Preference Shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Series F Preference Shares who wish to make such trades should consult their own advisor.

***Brookfield Securities LLC is a co-managing underwriter of the Series F Preference Shares, is an affiliate of ours, and therefore has a “conflict of interest” as defined in Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Therefore, this offering is being conducted pursuant to FINRA Rule 5121, and Brookfield Securities LLC will not confirm sales to discretionary accounts without prior specific written approval. However, the appointment of a “qualified independent underwriter” is not required under FINRA Rule 5121 because the FINRA member primarily responsible for managing this offering does not have a “conflict of interest” and meets certain other requirements under such rule.

All information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series F Preference Shares and is not soliciting an offer to buy the Series F Preference Shares in any jurisdiction where the offer or sale is not permitted.

The Issuer has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the related prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-800-584-6837, BofA Securities, Inc. at 1-800-294-1332, RBC Capital Markets, LLC at 1-866-375-6829, UBS Securities LLC at 1-833-481-0269 or Wells Fargo Securities, LLC at 1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER ELECTRONIC SYSTEM.